Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The table below sets forth our consolidated ratios of earnings to fixed charges and preferred stock dividends for the periods presented:

	Year Ended December 31,
	2014	2013	2012	2011	2010
Excluding Interest on Deposits:
Fixed Charges (1):
Interest expense (excluding interest on deposits)	$67,048	75,020	52,977	38,899	45,758
Interest factor in rent expense	6,305	6,631	5,821	4,378	3,991
Dividends on preferred stock (2)	16,312	16,146	2,335	—	—

Total fixed charges	$84,665	97,797	61,133	43,277	49,749

Earnings:
Income from continuing operations before taxes	$238,571	218,040	115,997	81,514	249,873
Fixed charges	89,665	97,797	61,133	43,277	49,749
Dividends on preferred stock (2)	(16,312)	(16,146)	(2,335)	—	—

Total Earnings	$311,924	299,691	174,795	124,791	299,622

Ratio of earnings to fixed charges and preferred stock dividends, excluding interest on deposits	3.5	3.1	2.9	2.9	6.0

Including Interest on Deposits:
Fixed Charges (1):
Interest expense	$168,960	176,772	141,762	135,910	147,167
Interest factor in rent expense	6,305	6,631	5,821	4,378	3,991
Dividends on preferred stock (2)	16,312	16,146	2,335	—	—

Total fixed charges	$191,577	199,549	149,918	140,288	151,158

Earnings:
Income from continuing operations before taxes	$238,571	218,040	115,997	81,514	249,873
Fixed charges	191,577	199,549	149,918	140,288	151,158
Dividends on preferred stock (2)	(16,312)	(16,146)	(2,335)	—	—

Total Earnings	$413,836	401,443	263,580	221,802	401,031

Ratio of earnings to fixed charges and preferred stock dividends, including interest on deposits	2.2	2.0	1.8	1.6	2.7

(1)	Preferred share dividends on non-public preferred shares are excluded.
(2)	Dividends on preferred stock have been grossed up by the effective tax rate for the period.

The term “fixed charges” means the sum of the following: (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense, and (d) preference security dividend requirements of consolidated subsidiaries.

The term “earning” is the amount resulting from adding and subtracting the following items. Add the following: (a) pre-tax income from continuing operations before adjustment for income or loss from equity investees; (b) fixed charges; (c) amortization of capitalized interest; (d) distributed income of equity investees; and (e) your share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges. From the total of the added items, subtract the following: (a) interest capitalized; (b) preference security dividend requirements of consolidated subsidiaries; and (c) the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges. Equity investees are investments that you account for using the equity method of accounting. Public utilities following SFAS 71 should not add amortization of capitalized interest in determining earnings, nor reduce fixed charges by any allowance for funds used during construction.

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